April 25, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Industrial Logistics Properties Trust (the “Registrant”)
Registration Statement on Form S-3
File No. 333-286633

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on April 29, 2025, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Howard E. Berkenblit or Shu Wei of Sullivan & Worcester LLP at (617) 338-2979 or (617) 338-2973, and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Tiffany R. Sy
Tiffany R. Sy
Chief Financial Officer and Treasurer of the Registrant